Mail Stop 3233

                                                             September 5, 2018


Via E-mail
Daniel Miller, Chief Executive Officer
Steward Realty Trust
900 Camp Street, 3rd Floor
New Orleans, LA 70130

       Re:     Steward Realty Trust
               Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted August 16, 2018
               CIK No. 0001735770

Dear Mr. Miller:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your subscription agreement includes a provision designating New York as the sole and exclusive forum for certain claims against you. Please add risk factor disclosure regarding this exclusive forum provision. Please address, without limitation, how the exclusive forum provision may impact shareholder rights, why management adopted the provision and any questions as to enforceability.

2. We note your subscription agreement contains a waiver of trial by jury provision. Please tell us whether this provision applies to claims under the federal securities laws.

3. We note your response to comment 3 of our letter dated July 19, 2018. To the extent you intend to sell interests in the individual farm loans, the borrower appears to be the issuer,
 Daniel Miller, Chief Executive Officer
Steward Realty Trust
September 5, 2018
Page 2

       and you appear to be acting as an underwriter. To the extent you are selling individual loan interests dependent on the principal and interest payments you receive from a particular borrower, please revise the offering circular and related documents to characterize these participation interests as a note or other debt instrument of your company. Additionally, please provide a detailed legal analysis regarding the exemptions you and the borrowers intend to use for selling these individual participation interests.

        With respect to questions relating to our comment regarding the Investment Company
Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-
6840. You may contact Peter McPhun at (202)551-3581 or Wilson Lee at
(202)551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities
cc: Jeanne Campanelli, Esq. (via e-mail)